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ALEXANDER C. KARAMPATSOS

alexander.karampatsos@dechert.com +1 202 261 3402 Direct

May 1, 2024

VIA EDGAR

Ms. Lisa N. Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Eagle Point Enhanced Income Trust Registration Statement on Form N-2 File Nos. 333-274966 and 811-23909

Dear Ms. Larkin:

This letter responds to comments that you conveyed in a telephonic discussion with Alexander C. Karampatsos and Katherine T. Hurley of Dechert LLP on April 19, 2024 with respect to Pre-Effective Amendment No. 2 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 29, 2024 on behalf of Eagle Point Enhanced Income Trust (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

The Fund will file Pre-Effective Amendment No. 3 to its Registration Statement, which will reflect the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

1.	Comment: On the cover page, please include disclosure regarding the interval timing between Repurchase Offer Notice, the Repurchase Request Deadline and the Repurchase Pricing Date.

Response:              The Fund will revise the disclosure as follows (new disclosure underlined):

Interval Fund. The Fund is designed primarily for long-term investors and not as a trading vehicle. The Fund is an “interval fund” (defined below) pursuant to which it, subject to applicable law, will conduct quarterly repurchase offers for between 5% and 25% of the Fund’s outstanding Shares at net asset value, or “NAV.” In connection with any given repurchase offer, it is expected that the Fund will offer to repurchase the minimum amount of 5% of its outstanding Shares. It is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased. The Fund does not currently intend to list its Shares for trading on any national securities exchange. The Shares are, therefore, not readily marketable. Even though the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to seek to provide liquidity to shareholders, you should consider the Shares to be illiquid. The Repurchase Offer Notice (defined below) is sent to Shareholders at least 21 calendar days and no more than 42 calendar days before the Repurchase Request Deadline (defined below). The Fund expects to determine the net asset value (“NAV”) applicable to repurchases no later than the Repurchase Pricing Date (defined below). The Repurchase Pricing Date shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day. The Fund will distribute payment to Shareholders no later than seven calendar days after the Repurchase Pricing Date. The Fund will make repurchase offers in the months of March, June, September and December and expects to make its initial repurchase offer in ~~June~~September 2024, with payment being distributed to Shareholders within the time period discussed above. See “Repurchases of Shares.”

Ms. Larkin May 1, 2024 Page 2

2.	Comment: Please confirm in correspondence whether the Fund is in compliance with the Financial Industry Regulatory Authority (“FINRA”) Rule 2341(d)(1).

Response:              The Fund so confirms.

3.	Comment: Consistent with Nicholas-Applegate Mutual Funds, SEC No-Action Letter, publicly available August 6, 1996 (“Nicholas-Applegate”), please present the “average annual total return” of the EP Enhanced Income Account under the “Historical Performance Data of the Adviser” section.

Response:              The Fund will delete the “Historical Performance Data of the Adviser” section of the prospectus.

4.	Comment: In the fourth paragraph under the “Historical Performance of the Adviser” section, please include “and other restrictions” after “investment limitations” in the following sentence: “The EP Enhanced Income Account during the time periods set forth below in the performance table was not subject to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the 1940 Act or Subchapter M of the Code.”

Response:              Please see our response to Comment #3.

Ms. Larkin May 1, 2024 Page 3

5.	Comment: With respect to the fifth paragraph under the “Historical Performance of the Adviser” section, please supplementally confirm that the differences between EP Enhanced Income Account and the Fund do not alter the conclusion that the account is substantially similar to the Fund. If applicable, disclose that the differences: (i) are immaterial and would not have a material effect on the disclosure of performance; and (ii) do not alter the conclusion that the Fund and EP Enhanced Income Account are substantially similar.

Response:              Please see our response to Comment #3.

6.	Comment: With respect to the table on page 42, please revise the name of the table to reflect “EP Enhanced Income Account” and make corresponding changes to the table, as appropriate.

Response:              Please see our response to Comment #3.

7.	Comment: With respect to the table on page 42, please include the date of inception in addition to the month and year of inception.

Response:              Please see our response to Comment #3.

8.	Comment: Please delete the final bullet point under the “Possible Exclusion of a Shareholder Based on Certain Detrimental Effects” sub-section on page 84.

Response:              The Fund will delete this disclosure in response to the comment.

9.	Comment: Please include the table of outstanding securities pursuant to Item 10.5 of Form N-2.

Response:              The Fund will add the following section and table, which will be populated with information within 90 days of filing Pre-Effective Amendment No. 3 in accordance with Item 10.5.

Outstanding Securities.

Title of Class	Amount Authorized	Amount Held by Fund for its Account	Amount Outstanding as of [ ], 2024
Class AA	Unlimited	[--]	[ ]
Class A	Unlimited	[--]	[ ]
Class C	Unlimited	[--]	[ ]
Class I	Unlimited	[--]	[ ]

Ms. Larkin May 1, 2024 Page 4

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos

Alexander C. Karampatsos

cc:	Nauman S. Malik, Eagle Point Credit Management LLC
Joshua M. Katz, Eagle Point Credit Management LLC
Philip T. Hinkle, Dechert LLP
Jonathan H. Gaines, Dechert LLP